Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)	Year Ended December 31, 2015	Year Ended December 31, 2014	Four Months Ended December 31, 2013	Eight Months Ended August 31, 2013	Years Ended December 31,
					2012	2011

Loss from continuing operations before provision for income taxes	$(40)	$(112)	$(74)	$2,356	$(1,610)	$(757)
Adjustments:
Undistributed (earnings) loss of equity method investees	—	—	—	—	—	—
Interest expense	63	62	22	106	139	138
Interest component of rental expense (1)	10	13	5	12	20	25
Amortization of capitalized interest	—	—	—	—	2	2

Earnings available for fixed charges	$33	$(37)	$(47)	$2,474	$(1,449)	$(592)

Fixed charges:
Interest expense	63	62	22	106	139	138
Interest component of rental expense (1)	10	13	5	12	20	25
Capitalized interest	2	3	—	—	1	1

Total fixed charges	$75	$78	$27	$118	$160	$164

Ratio of earnings to fixed charges	*	* *	* * *	21.00	* * * *	* * * * *

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
*	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges. The coverage deficiency was $42 million.

* *	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $115 million.
* * *	Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $74 million.
* * * *	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $1,609 million.
* * * * *	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $756 million.